Summit Midstream Partners, LP
1790 Hughes Landing Boulevard, Suite 500

Houston, Texas 77380

January 9, 2015

Via EDGAR

Mara L. Ransom
Assistant Director
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Summit Midstream Partners, LP

Form 10-K for the period ending December 31, 2013

Filed March 10, 2014

File No. 001-35666

Dear Ms. Ransom:

Set forth below is the response of Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we” or “us”), to the oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”), which was delivered telephonically on January 8, 2015 (the “Oral Comment”), regarding the Partnership’s comment response letter dated January 5, 2015 related to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed via EDGAR on March 10, 2014. The Partnership submits this letter in response to the Oral Comment.

The Partnership hereby acknowledges that:

•                              the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel